Exhibit 99.8
Consent of Independent Registered Public Accounting Firm
We consent to the use in this Annual Report (Form 40-F) of Paramount Resources Ltd. of our reports dated March 12, 2008 with respect to a) the consolidated financial statements of Paramount Resources Ltd. for the year ended December 31, 2007, and b) the effectiveness of internal control over financial reporting of Paramount Resources Ltd., and to the incorporation by reference of the above-mentioned reports in the Registration Statement on Form F-10 ( File No. 333-141524) of Paramount Resources Ltd.
/s/ Ernst & Young LLP
Chartered Accountants
Calgary, Alberta
March 14, 2008